

Mail Stop 3030

May 14, 2010

Brandon C. Bethards
President and Chief Executive Officer
The Babcock & Wilcox Company
The Harris Building
13024 Ballantyne Corporate Place, Suite 700
Charlotte, NC 28277

> **Re:** **The Babcock & Wilcox Company**
> **Amendment No. 1 to Registration Statement on Form 10**
> **Filed April 23, 2010**
> **File No. 001-34658**

Dear Mr. Bethards:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

The Spin-Off, page 37

Reasons for the Spin-Off, page 37

1.   Please disclose the first sentence of your response to comment 5.

Treatment of Fractional Shares, page 42

2.   We note you added disclosure in response to comment 7. Please disclose when McDermott would not pay broker selling expenses and how instead those fees are to be paid.

Management's Discussion and Analysis…, page 57

Overview—Government Operations, page 58

3.   Regarding your disclosure in response to comment 15, please disclose the nature of the two incidents you refer to in the second sentence of the third paragraph of this section.

4.   Please note that we may have further comments after you revise your disclosure in response to prior comment 16, as well as prior comments 27, 39, and 40.

The Babcock & Wilcox Operations of McDermott International, Inc. (Combined), page 62

5.   We note your response to prior comment 20; however, we do not see where you have provided a discussion of combined results of operations for each line item presented in the combined statements of income on page F-4. Please revise.

Power Generation Systems, page 63

6.   We reference prior comments 22 and we note the additional detail you provided in the revised disclosure. Please revise the disclosure to further disclose why revenues and segment operating income decreased substantially over the prior period. For example, you state that revenue decreased because of lower orders booked in 2008; however you do not state why orders booked in 2008 decreased. In addition, you state that decreases in fabrication, repair and retrofit of existing facilities operations was attributable to a reduction in revenues associated with utility power plant enhancements but do not disclose why revenues associated with utility power plant enhancement projects decreased.

7.   As a related matter, the disclosure in response to prior comment 23 primarily refers back to the discussion of revenues. As requested in the prior comment, please revise to also provide disclosure about the reasons for decreases in margins and volumes.

Contractual Obligations, page 72

8.   We note your response to prior comment 30 that the borrowings on the short-term line of credit are excluded from the table because there is no fixed contractual period for repayment of this amount. We also note that the debt is described as "short-term" and appears to be included in current liabilities. Please revise to disclose in a footnote to the contractual obligations table and in footnote 6 in the consolidated financial statements the repayment provisions and other relevant terms of the debt to allow readers a full understanding of your future liquidity requirements.

Agreements Between McDermott and Us, page 95

9.   We note your response to comment 38 and reissue our comment. It is unclear how your Information Statement will provide all material information to your shareholders given the possibility that you may not receive all required consents by the spin-off date.

Executive Compensation, page 114

Defining Market Range…, page 113

10.   Please disclose the substance of the last two sentences of your response to comment 45. In addition, identify the company that was also a component in the other peer groups and how this affected the results of those peer groups.

Combined Financial Statements

11.   We see from page 85 that you acquired the electrostatic precipitator aftermarket and emissions monitoring business units of GE Energy in April 2010. Please tell us how you considered that this acquisition should be disclosed as a subsequent event. Refer to FASB ASC 855-10-25-4.

Note 2. Business Combinations, page F-18

Instrumentacion y Mantenimiento de Calderas, S.A., page F-18

12.   Please revise to disclose that you are accounting for the acquisition of "certain assets" of Instrumentacion y Mantenimiento de Calderas, S.A as a business combination, similar to your response to prior comment 59.

Note 9. Commitments and Contingencies, page F-41

13.   We reference the disclosure that B&W PGG settled approximately 245 personal
        injury and wrongful death claims, as well as approximately 125 property damage
        claims and that you are currently pursuing recovery of these amounts in a lawsuit
        against American Nuclear Insurers (ANI). Please revise to disclose the timing
        and dollar amount of the settlement payments. Additionally, disclose how the
        settlements were recorded in your financial statements. Tell us why you believe
        you will recover these amounts from ANI.

Note 14. Segment Reporting, page F-50

14.   We reissue prior comment 66. We note that your response does not state that the
        measure, "segment operating income" is used by your chief operating decision
        maker for decision making purposes. If this measure is not provided to your chief
        operating decision maker, please tell us why it is provided in the footnote
        disclosure and how this presentation complies with FASB ASC 280-10-50-28.

15.   As a related matter, please clarify how your reconciliation complies with FASB
        ASC 280-10-50-30b. Under that guidance, you should reconcile the total of the
        reportable segments' measures of profit or loss to consolidated income before
        income taxes, extraordinary items, and discontinued operations. Please also refer
        to FASB ASC 280-10-55-49 through 55-50. Please revise to include a
        reconciliation that is similar to your response to prior comment 67.

        As appropriate, please amend your filing and respond to these comments. You
may wish to provide us with marked copies of the amendment to expedite our review.
Please furnish a cover letter with your amendment that keys your responses to our
comments and provides any requested information. Detailed cover letters greatly
facilitate our review. Please understand that we may have additional comments after
reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Kristin Lochhead at (202) 551-3664 or Brian Cascio at (202) 551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Gabriel Eckstein at (202) 551-3286 or me at (202) 551-3625 with any other questions.

Sincerely,

Mary Beth Breslin
Senior Attorney

cc: Ted W. Paris, Esq.
Baker Botts L.L.P.